                                    February 13, 2007

VIA EDGAR AND HAND DELIVERY

Mark Webb

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 2, 2007
(File No. 333-138389)

Dear Mr. Webb:

We are writing on behalf of our client, People’s United Financial, Inc. (the “Company”), in response to the letter dated February 12, 2007 from the staff of the Securities and Exchange Commission transmitting their comments to Amendment No. 3 to Registration Statement on Form S-1 filed by the Company on February 2, 2007. Your specific requests for information are set forth verbatim below, followed by the Company’s response.

Compensation of Directors and Executive Officers, page 163

1.	The Summary Compensation Table should follow the Compensation and Analysis. The director compensation information should follow in the sequence set forth in Item 402 of Regulation S-K.

Pages 151 through 167 of the prospectus have been reordered to follow the sequence set forth in Item 402 of Regulation S-K.

Mr. Mark Webb Legal Branch Chief Division of Corporate Finance U.S. Securities and Exchange Commission February 13, 2007	Page 2 ..

Tax Opinion; Exhibit 8.1

2.	We note that you have filed all outstanding exhibits in response to our former comment 1; however, please make sure to file a final dated version of your tax opinion with your next amendment. Please make sure all current blanks have been filed in before filing.

Signed and dated federal and state tax opinions have been filed as Exhibits 8.1 and 8.2, respectively.

Interest of Certain Person in the Matters To Be Acted Upon, page 224

3.	We note the added disclosure in response to our former comment 13 detailing the benefits to management as a result of the conversion and subsequent offering; please provide one section which provides investors with a cumulative value of these benefits for each of the beneficiaries.

As discussed with the Staff of the Commission, no director or executive officer will receive any additional benefits solely as a result of the conversion and stock offering. Specifically, no director or executive officer will receive any additional benefits under the People’s Bank 1998 Long-Term Incentive Plan, the People’s Bank Directors’ Equity Compensation Plan, the People’s Bank Change-in-Control Employee Severance Plan, or any existing employment or change of control agreements as a result of the conversion and subsequent offering.

While directors and executive officers will be eligible to participate in the proposed Stock Option Plan and Recognition and Retention Plan, each such plan cannot be adopted sooner than six months following the conversion and each such plan must be approved by shareholders. At present, the amounts which will be received by directors and executives are unknown and impossible to quantify.

Non-employee directors may not participate in the employee stock ownership plan. Executive officers will participate in the employee stock ownership plan on the same basis as all other plan participants with no preferences given to them based on position within the organization. The benefits to be provided to these executives under the employee stock ownership plan cannot be quantified with any accuracy at present.

For the reasons identified above, the requested cumulative values for interests of persons in the merger have not been quantified.

4.	The tables which show the value of grants at the minimum and maximum offering range should also show the maximum as adjusted. Please revise.

The tables on pages 224 and 225 of the proxy statement/prospectus have been revised to add disclosure at the maximum, as adjusted point of the offering range.

Mr. Mark Webb Legal Branch Chief Division of Corporate Finance U.S. Securities and Exchange Commission February 13, 2007	Page 3 ..

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Should you have any questions, please do not hesitate to call the undersigned or Michael P. Seaman at (202) 347-8400.

Very truly yours,

/s/  Matthew Dyckman

Matthew Dyckman

cc:	Kathryn McHale, Securities and Exchange Commission